Exhibit (p)

AB TAX-AWARE CREDIT OPPORTUNITIES FUND

SUBSCRIPTION AGREEMENT

This Subscription Agreement is entered into this 16th day of July, 2026 by and between AB Tax-Aware Credit Opportunities Fund, a Delaware statutory trust (the “Fund”), and AllianceBernstein L.P., a Delaware limited partnership (the “Subscriber”);

WITNESSETH:

WHEREAS, the Fund is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended; and

WHEREAS, the Subscriber wishes to subscribe for and purchase, and the Fund wishes to sell to the Subscriber, 10,000 shares of beneficial interest (the “Shares”) for a purchase price of $10.00 per share, which will comprise all of the issued shares of the Fund.

NOW THEREFORE, IT IS AGREED:

1.

The Subscriber subscribes for and agrees to purchase from the Fund 10,000 Shares for a purchase price of $10.00 per share. Subscriber agrees to make payment for these Shares at such time as demand for payment may be made by an officer of the Fund.

2.	The Fund agrees to issue and sell said Shares to Subscriber promptly upon its receipt of the purchase price.

3.	To induce the Fund to accept its subscription and issue the Shares subscribed for, the Subscriber:

a.	Represents and warrants that it has no present intention of selling the Shares subscribed for under this Subscription Agreement.

b.

Represents and warrants that it is (i) an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”) and (ii) not subject to and is not aware of any facts that would cause itself to be subject to any of the “Bad Actor” disqualifications as described in Rule 506(d)(1)(i) to (viii) under the Securities Act.

4.	This Subscription Agreement and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of the parties hereto.

5.

This Agreement is executed on behalf of the Fund by the Fund’s officers as officers and not individually and the obligations imposed upon the Fund by this Subscription Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, this Subscription Agreement has been executed by the parties hereto as of the day and date first above written.

AB TAX-AWARE CREDIT OPPORTUNITIES FUND

By:	/s/ Brian Doyle-Wenger
Name:	Brian Doyle-Wenger
Title:	Assistant Secretary

ALLIANCEBERNSTEIN, L.P.

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Assistant Secretary